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                             August 8, 2023

       Tianshi (Stanley) Yang
       Chief Financial Officer
       TD Holdings, Inc.
       139, Xinzhou 11th Street , Futian District
       Shenzhen , Guangdong, PRC 518000

                                                        Re: TD Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response Dated July
24, 2023
                                                            File No. 001-36055

       Dear Tianshi (Stanley) Yang:

               We have reviewed your July 24, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 10, 2023 letter.

       Response Dated July 24, 2023

       General

   1. We note your response to comment 9 and reissue in part. In future filings, please include a separate
"Enforceability" section consistent with Item 101(g) of Regulation S-K.
 Tianshi (Stanley) Yang
FirstName   LastNameTianshi (Stanley) Yang
TD Holdings,   Inc.
Comapany
August      NameTD Holdings, Inc.
        8, 2023
August
Page 2 8, 2023 Page 2
FirstName LastName
        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services